MIURA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0123
Washington, D.C. 20549	Expires: Nov. 30, 2026
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ANNUAL REPORTS

FORM X-17A-5

PART III

	SEC FILE NUMBER
	8-67793

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Miura Capital, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___1395 Brickell Avenue, Suite 1560___
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Kaufman Rossin & Co. P.A.___
(Name – if individual, state last, first, and middle name)

3310 Mary St. -Ste. 501	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)
10/16/2003		137	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Marc Mendez__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Miura Capital, LLC__ , as of __12/31__ , 2 __023__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RICHARD J. PINANGO
Notary Public-State of Florida
Commission # HH 158651
My Commission Expires
July 28, 2025

Notary Public

Signature: _____

Title: __Chief Financial Officer__

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MIURA CAPITAL, LLC

TABLE OF CONTENTS:

KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Miura Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Miura Capital, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Miura Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Miura Capital, LLC's management. Our responsibility is to express an opinion on Miura Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Miura Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



KAUFMAN | ROSSIN
cpa + advisors

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Miura Capital, LLC's financial statements. The supplemental information is the responsibility of Miura Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Miura Capital, LLC's auditor since 2022.

Miami, Florida
March 26, 2024

MIURA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	4,407,010
Deposit with clearing organization, restricted cash		250,000
Receivable from clearing organization		1,315,531
Due from affiliate		220,589
Loans receivable		26,402
Investment securities, at fair value		1,470,625
Income tax receivable		35,036
Prepaid expenses and other assets		226,034
Furniture and equipment, net		149,566
Leasehold improvements, net		242,441
Right of use asset		719,556
Deposits		34,050
TOTAL ASSETS	**$**	**9,096,840**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	410,886
Deferred tax liablility		55,628
Lease liability		937,522
TOTAL LIABILITIES		**1,404,036**
COMMITMENTS AND CONTINGENCIES (NOTE 13)		
MEMBERS' EQUITY		7,692,804
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**9,096,840**

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE

Riskless principal transactions	$	1,869,897
Commissions		1,416,762
Administrative fee income		1,842,090
12b-1 fee income		1,088,897
Administrative support income		709,437
Interest income		901,963
Net change in unrealized gain on investment securities		27,426
Net change in realized gain on investment securities		255,204
TOTAL REVENUE		8,111,676

EXPENSES

Salaries, commissions and employee benefits	4,241,720
General and administrative	717,720
Referral fees expense	30,421
Clearing charges	553,477
Occupancy	232,371
Communication expense	94,302
Professional fees	556,000
Amortization	72,071
Depreciation	58,745
License and registration	66,118
Interest expense	21,581
TOTAL EXPENSES	6,644,526
INCOME BEFORE INCOME TAX EXPENSE	1,467,150
INCOME TAX EXPENSE	361,276
NET INCOME	$ 1,105,874

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	MEMBERS' CAPITAL		RETAINED EARNINGS		MEMBERS' EQUITY	
BALANCES, JANUARY 1, 2023	$	5,260,571	$	1,326,359	$	6,586,930
NET INCOME		-		1,105,874		1,105,874
BALANCES, DECEMBER 31, 2023	$	**5,260,571**	$	**2,432,233**	$	**7,692,804**

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,105,874
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		58,745
Amortization		72,071
Net change in unrealized loss on investment securities		(27,426)
Net change in realized gain on investment securirites		(255,204)
Non-cash lease expense		195,280
Deferred tax liablility		16,669
Changes in operating assets and liabilities:		
Receivable from clearing organization		(248,957)
Due from affiliate		(91,527)
Income tax receivable		9,600
Prepaid expenses and other assets		(59,682)
Deposits		(14,550)
Accounts payable and accrued expenses		128,221
Lease liability		(227,315)
TOTAL ADJUSTMENTS		(444,075)
NET CASH PROVIDED BY OPERATING ACTIVITIES		661,799
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of investment securities		(134,588,531)
Proceeds from sales of investment securities		133,857,058
Loans receivable		30,264
Changes in to furniture, equipment, and leasehold improvements		(45,047)
NET CASH USED BY INVESTING ACTIVITIES		(746,256)
NET DECREASE IN CASH AND RESTRICTED CASH		(84,457)
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR		4,741,467
CASH AND RESTRICTED CASH AT END OF YEAR	$	**4,657,010**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	21,581
Income taxes	$	341,694

Reconciliation of Cash and Restricted Cash as reported within the Statement of Financial Condition to the amounts in the Statement of Cash Flows:

Cash	$	4,407,010
Restricted Cash - Deposit with clearing organization		250,000
Total cash and restricted cash shown in the statement of cash flows	$	**4,657,010**
Non cash lease recognition		
Right of Use Asset	$	197,511

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Operations

Miura Capital, LLC (the "Company") was organized in the State of Florida in 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing broker ("Pershing LLC"), which is also a registered broker-dealer. The Company is own 90% by MWM Holdings group, Inc. and 10% by The HOUP Trust, a Trust created and organized under the laws of the State of Florida.

2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Restricted Cash

Cash include highly liquid money markets instruments that can be redeemed on demand or highly liquid debt instruments with a purchased maturity of less than three months. During the course of operations, the Company may maintain cash balances in excess of insured limits, which approximates $891,000 at year-end.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specific purpose and restrictions that limit the purpose for which the funds can be used. The Company considers the cash held on deposit by its clearing organization to be restricted cash.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Furniture and Equipment, Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Leasehold Improvements, Net

Leasehold Improvements are stated at cost less accumulated amortization on the straight-line method.

Clearing Arrangements

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $250,000 in the clearing organization.

2.   SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Due from Affiliates

Amounts due from affiliates consist primarily of trade receivables due under normal trade terms. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Receivable from Clearing Organization

The Company's receivable from Pershing includes amounts due from unsettled trades. The Company's trades are cleared through Pershing and settled daily between Pershing and the Company. Due to this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. The Company continually reviews the credit quality of its counterparties. At December 31, 2023, the Company had a $1,315,531, receivable from the clearing organization.

Income Taxes

The Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Gain (Loss) from Securities Owned

Proprietary security transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Revenue Recognition

The Company's accounting policies for revenue recognition are disclosed in Note 3.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Leases

Under ASC 842 – Leases, the Company records a right-of-use asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an Incremental borrowing rate to determine the Company's effective cost of capital (see Note 4).

3   REVENUE RECOGNITION

Riskless Principal Transactions

The Company earns commission income by providing trade facilitation, execution, clearance and settlement, custody and trade administration services to its customers. Acting as an agent, riskless principal transactions revenue is generated by the Company buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Such riskless principal transactions revenue disclosed in the statement of operations consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Commissions

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Administrative Fee Income

Administrative fees represent fees earned by the Company for administrative services, executed pursuant to the terms of administrative agreements. The single performance obligation, to manage assets, is satisfied over time. However, often the transaction price contains variable consideration because it is tied to a measure of assets or capital, such as assets under management ("AUM"). The amount of variable consideration that can be included in the transaction price is limited to the amount for which it is probable that a significant revenue reversal will not occur when uncertainties related to the variability are resolved. The element of variability is relative to the fees related to the fact that the fees are based on the AUM, and the AUM can vary each day. The promised consideration is dependent on the market and investor redemptions, thus is highly susceptible to factors outside the Company's influence. Consequently, the administrative fee is constrained and can only be included in the transaction price at the end of each reporting period.

Administrative Support Income

The performance obligation for administrative support income is composed of rendering operational support services such as administrative, human resources, rent and information technology, administrative support income exists where the Company provides agreed-upon services for a contractually arranged price. The performance obligations for administrative support income are met over the monthly period in which the services are performed.

12B-1 Fee Income

12B-1 fees are generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and are recognized over the period in which clients hold the investments. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. As trailing commissions revenue is based on the market value of clients' investment holdings, the consideration is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts. The constraint is removed once the investment holdings value can be determined.

Interest Income

Interest income, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of Accounting Standard Codification ("ASC") 606. The Company's primary interest earning asset is cash. Revenue on interest earning assets is affected by various factors, such as the composition of assets and prevailing interest rates at the time of origination or purchase.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

4. LEASES

The Company is obligated under two non-cancelable operating leases for their office facilities in Miami, Florida and New York, New York. The offices lease provides for minimum annual rental, which is subject to escalation clauses for operating costs and taxes. The Company's operating leases expires in 2026 and 2029.

Operating lease asset and liability as of December 31, 2023 are as follows:

Operating lease right of use asset: $719,556.

Operating lease liability $937,522.

Total operating lease costs were approximately $205,872 for the year ended December 31, 2023. Cash paid for amounts included in the measurement of the operating lease liability was approximately $246,407.. for the year ended December 31, 2023.

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2023 is as follows:

Weighted-average remaining lease term in years: 3.36

Weighted-average discount rate: 2.3%

Estimated future lease payments under the lease liability together with their present value are as follows:

Year ending December 31, 2023

2024	281,542
2025	303,779
2026	289,752
2027	44,081
2028 & Thereafter	60,196
	979,350
Less imputed interest:	(41,828)
Total operating lease liability	$ 937,522

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, net, and leasehold improvements, net, are summarized as follows at December 31, 2023:

Office equipment	$	82,991
Furniture and fixtures		425,422
		508,413
Less accumulated depreciation		(358,847)
	$	**149,566**
Leasehold Improvements	$	568,410
Less accumulated amortization		(325,969)
	$	**242,441**

Depreciation and amortization expense for the year ended December 31, 2023 was $58,745 and $72,071, respectively.

6. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2023, the Company had net capital of $6,671,385 which was $6,571,385 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2023, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.10 to 1.

7. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value, consist of the following at December 31, 2023:

U.S. Treasury bill	$ 1,000,000
U.S Corporate bond	285,777
Exchange traded fund	184,848
	$ 1,470,625

8. LOANS RECEIVABLE

In 2022, the Company entered into an Agreement with a hired Financial Advisor "FA". As part of the Agreement, the Company issued a non-interest bearing forgivable loan for $80,000 to the FA. The agreement stipulates that if the FA remains employed with the Company for three years, the loan will be forgiven. As of December 31, 2023, the loan receivable amounted to $26,402.

9. RELATED PARTIES

The Company entered into an expense sharing agreement on April 1, 2020 with its affiliate, Miura Investment Advisors, Inc. Per the terms of the expense sharing agreement, Miura Investment Advisors pays (i) rent for the space occupied (ii) fee for shared personnel based on a percentage of such personnel's salaries, payroll taxes and related benefits (iii) Platform fee of 20% of all fees charged to investment advisory clients and (iv) it's share of common expenses such as general office expenses. For the year ended December 31, 2023, income related to the expense sharing agreement amounted to $695,758 and is included in administrative support income in the accompanying statement of operations. As of December 31, 2023, amounts due from affiliate related to the expense sharing agreement amounted to $220,589.

10. INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2023:

Current tax provision:		
Federal	$	284,104
State		77,527
		361,631
Deferred tax provision:		
Federal		(4,095)
State		3,740
		(355)
Total expense	**$**	**361,276**

The actual income tax expense for 2023 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to income before provision for income tax expense) as follows:

Current:	2023	Tax Rate
Federal taxes at statutory rate	290,121	21.00%
State income taxes, net of federal tax benefit	61,135	4.43%
Permanent Differences	13,867	1.00%
Change in Effective Rate	18	0.00%
Other, net	(3,865)	-0.28%
Total	$ 361,276	26.15%

10. INCOME TAXES (CONTINUED)

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future. The Company's deferred tax assets and deferred tax liabilities are as follows as of December 31, 2023:

Deferred tax assets (liabilities):	**2023**
Right of use asset and depreciation	$ (337,222)
Start-up costs	55,751
Unrealized gain/loss on securities	(8,674)
Lease liability	238,893
Other	(4,376)
Total	$ **(55,628)**

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on these criteria, management has concluded that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance was necessary as of December 31, 2023. The Company had a net deferred tax liability of approximately $56,000 at December 31, 2023.

The U.S. Federal jurisdiction, Florida and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2019.

For the year ended December 31, 2023, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

11. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each member's pro rata share of total capital.

12. EMPLOYEE BENEFIT PLANS

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions along with other employee benefits were $434,770 for the year ended December 31, 2023.

13. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

As of December 31, 2023 and following a 2022 cycle exam, the Company was notified that some examination findings were referred to FINRA Enforcement Department for further review and consideration. The Company continues to vigorously contest these matters and no liability is currently recognized as these matters are pending final resolution. Based on the premature stage of these matters there is no assurance that the outcome (if any) will have a material impact on the Company's financials. The Company does not believe that these matters will have a material adverse effect in the Company's financial position, results of operations, or cash flow.

Clearing Agreement

The Company entered into a revised service agreement with Pershing starting September 21, 2021 which established early termination fees that decline over 5 years.

Termination Fees:

In year 1 $1,000,000
In year 2 $500,000
In year 3 $250,000
In year 4 $250,000
In year 5 $250,000 and during renewal

14. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

15. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB Accounting Standards Codification ("ASC"), *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

15. FAIR VALUE MEASUREMENTS (CONTINUED)

- Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2   Inputs to the valuation methodology include:
    - quoted prices for similar assets or liabilities in active markets;
    - quoted prices for identical or similar assets or liabilities in inactive markets;
    - inputs other than quoted prices that are observable for the asset or liability;
    - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds. Corporate bonds are valued based on quoted market prices. All US corporate bonds trade in active markets and are classified within Level 2.

Exchange traded fund. Exchange traded funds are valued based on quoted market prices. All Exchange traded funds trade in active markets and are classified within Level 2.

US Treasury Bills. US Treasury Bills are valued based on quoted market prices. All US Treasury Bills trade in active markets and are classified within Level 2.

15. FAIR VALUE MEASUREMENTS (CONTINUED)

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2023, for each fair value hierarchy level.

	Level 1	Level 2	Level 3	Total
		December 31, 2023		
Assets:				
U.S. Treasury bill	$ -	$ 1,000,000	$ -	$ 1,000,000
U.S Corporate bond	-	285,777	-	285,777
Exchange traded fund	-	184,848	-	184,848
	$ -	$ 1,470,625	$ -	$ 1,470,625

The Company does not have any other financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2023.

16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 26, 2024, which is the date the financial statements were issued. There have been no material subsequent events that occurred from December 31, 2023 through March 26, 2024 that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2023.

SUPPLEMENTAL INFORMATION

MIURA CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2023

CREDITS:
Members' equity .... $ 7,692,804

DEBITS:
Prepaid expenses and other assets 226,034
Loans receivable 26,402
Interest receivable 3,234
Income tax receivable 35,036
Due from affiliate 220,590
Furniture and equipment, net 149,566
Leasehold improvements, net 242,441
Deposits 34,050

937,353

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES .... $ 6,755,451

HAIRCUTS ON SECURITIES 84,066

NET CAPITAL .... $ 6,671,385

MINIMUM NET CAPITAL REQUIREMENT
6-2/3% of aggregate indebtedness of $684,480 or $100,000, whichever is greater 100,000

EXCESS NET CAPITAL .... $ 6,571,385

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .... **0.10 to 1**

AGGREGATE INDEBTEDNESS
Accounts payable, accrued expenses and deferred tax liability .... $ 466,514
Lease liability 217,966

$ 684,480

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5. Part IIA filing.

MIURA CAPITAL, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2023

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under (k) (2) (ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended December 31, 2023, the Company did not hold customers' funds or securities.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3



KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Board of Directors and Members of Miura Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Miura Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Miura Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) All customers transactions are cleared through another broker-dealer on a fully disclosed basis, and (2) Miura Capital, LLC stated that Miura Capital, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2023 without exception. Miura Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Miura Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

Miami, Florida
March 26, 2024

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2023

Miura Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2023.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, January 1, 2023 to December 31, 2023, without exception.

Miura Capital, LLC

I, Marc Mendez, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By:_____

Marc Mendez
FINOP

March 26, 2024